# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cyngn Inc., CIK 0001874097
CUSIP: 23257B305
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 1344 Terra Bella Avenue, Mountain View, California (CA), 94043
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001469336

## Reporting persons
- Empery Asset Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 609,342; sole dispositive power 0; shared dispositive power 609,342; aggregate amount beneficially owned 609,342 (8.66% of the class)
- Ryan M. Lane: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 609,342; sole dispositive power 0; shared dispositive power 609,342; aggregate amount beneficially owned 609,342 (8.66% of the class)
- Martin D. Hoe: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 609,342; sole dispositive power 0; shared dispositive power 609,342; aggregate amount beneficially owned 609,342 (8.66% of the class)

## Item 1. Issuer
Name of issuer: Cyngn Inc.
Address of issuer's principal executive offices: 1344 Terra Bella Avenue Mountain View, CA 94043

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to Common Stock, par value $0.00001 per share (the "Common Stock") of Cyngn Inc., a Delaware corporation (the "Company"):

(i) Empery Asset Management, LP (the "Investment Manager"), with respect to the Common Stock held by funds to which the Investment Manager serves as investment manager (the "Empery Funds");

(ii) Mr. Ryan M. Lane ("Mr. Lane"), with respect to the Common Stock held by the Empery Funds; and

(iii) Mr. Martin D. Hoe ("Mr. Hoe"), with respect to the Common Stock held by the Empery Funds.

The Investment Manager serves as the investment manager to each of the Empery Funds. Each of Mr. Lane and Mr. Hoe (the "Reporting Individuals") is a Managing Member of Empery AM GP, LLC (the "General Partner"), the general partner of the Investment Manager.
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:

1 Rockefeller Plaza, Suite 1205
New York, New York 10020
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 7,039,266 shares of Common Stock outstanding as of June 27 2025, as reported in the Company's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on June 30, 2025, including Common Stock issued upon exercise of pre-funded warrants by the Reporting Persons.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all of the Common Stock held by the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all of the Common Stock held by the Empery Funds. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Common Stock owned by another Reporting Person. Each of the Empery Funds and the Reporting Individuals hereby disclaims any beneficial ownership of any such Common Stock.
Percent of class: 8.66%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a) above.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Empery Asset Management, LP: /s/ Ryan M. Lane, By: Empery AM GP, LLC, its General Partner, By: Ryan M. Lane, its Managing Member (07/31/2025)
- Ryan M. Lane: /s/ Ryan M. Lane, Ryan M. Lane, individually (07/31/2025)
- Martin D. Hoe: /s/ Martin D. Hoe, Martin D. Hoe, individually (07/31/2025)